                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                   ----------

                       APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name Of Subject Company (Issuer))

                                   ----------

                               KAGT HOLDINGS, INC.
                             KAGT ACQUISITION CORP.
                           KOHLBERG INVESTORS IV, L.P.
                         KOHLBERG TE INVESTORS IV, L.P.
                      KOHLBERG OFFSHORE INVESTORS IV, L.P.
                           KOHLBERG PARTNERS IV, L.P.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    037937208
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Mr. Christopher Lacovara
                             KAGT Acquisition Corp.
                             c/o Kohlberg & Company
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

================================================================================

      Transaction Valuation*                          Amount Of Filing Fee**
--------------------------------------------------------------------------------
          $8,559,980.25                                     $692.50
================================================================================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value is based upon 10,070,565 shares of outstanding Common Stock, par value $.01 per share of the Subject Company as of May 31, 2003 and the expected merger consideration of $0.85 per share. Such outstanding shares assumes the exercise of 923,000 options, all outstanding in-the-money options to purchase shares of Common Stock of the Subject Company which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                  N/A
Form or Registration No.:                                                N/A
Filing Party:                                                            N/A
Date Filed:                                                              N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

=============================================================================

      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed with the Securities and Exchange Commission on June 20, 2003 by KAGT Holdings, Inc. ("Parent"), KAGT Acquisition Corp. ("Purchaser"), Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P, as amended on July 7, 2003, July 11, 2003, and July 15, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated June 20, 2003 (as amended to date, the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 11. ADDITIONAL INFORMATION

Items 4 and 11 of the Schedule to are hereby amended to add the following:

        On July 21, 2003, the Purchaser announced in a press release that it was extending the expiration of the Offer from midnight EDT on July 18, 2003 to midnight EDT on July 30, 2003. The full text of this press release is filed as Exhibit (a)(10) to this Schedule TO, which is incorporated by reference herein.

ITEM 12. EXHIBITS

(a)(10) Press release issued by the Purchaser on July 21, 2003.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        KAGT HOLDINGS, INC.

                                        By:  /s/ Christopher Lacovara

                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: President

                                        KAGT ACQUISITION CORP.

                                        By:  /s/ Christopher Lacovara

                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: President

                                        KOHLBERG INVESTORS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By:  /s/ Christopher Lacovara

                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member Manager

                                        KOHLBERG TE INVESTORS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By: /s/ Christopher Lacovara

                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member Manager

                                        KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By:  /s/ Christopher Lacovara

                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member Manager

                                        KOHLBERG PARTNERS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By:  /s/ Christopher Lacovara

                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member Manager

Dated:  July 21, 2003

                                INDEX TO EXHIBITS


EXHIBIT NUMBER    DOCUMENT
--------------    --------
*(a)(1)           Offer to Purchase dated June 20, 2003.

*(a)(2)           Form of Letter of Transmittal.

*(a)(3)           Form of Notice of Guaranteed Delivery.

*(a)(4)           Form of Letter to Brokers, Dealers, Banks, Trust Companies and
                  Other Nominees.

*(a)(5)           Form of Letter to Clients for Use by Brokers, Dealers, Banks,
                  Trust Companies and Other Nominees.

*(a)(6)           Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

*(a)(7)           Press Release issued by the Company on June 13, 2003
                  (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange
                  Commission on June 13, 2003).

*(a)(8)           Summary Advertisement published in New York Times on June 20,
                  2003.

*(a)(9)           Press Release issued by the Company on July 14, 2003.

(a)(10)           Press Release issued by the Purchaser on July 21, 2003.

*(b)(1)           Commitment Letter, dated May 20, 2003 among Foothill Capital
                  Corporation, Silver Point Capital, L.P. and Kohlberg
                  Management IV, L.L.C.

*(b)(2)           Equity Commitment Letter, dated May 8, 2003, from Kohlberg
                  Management IV, L.L.C. to the Company.

*(d)(1)           Agreement and Plan of Merger dated as of June 12, 2003 among
                  Parent, the Purchaser and the Company.

*(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative Agent
                  (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April
                  15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

*(d)(3) Form of Subordinated Notes Undertaking, dated as of April 29 and May 7, 2003, among the Company and each of Ionian Nominees
                  Limited, Securities Management Trust, Vasiliou & Co. Inc.,
                  Credit Suisse First Boston Equities Nominees Limited, Merrill
                  Lynch, Maldon Electric Securities Limited, EAP Securities
                  Limited and New

                  Centurion Trust Limited.

*(d)(4)           Form of Preference Shares Undertaking, dated as of June 12,
                  2003, among the Company, Wace Group Limited and each of Aberdeen Asset Managers Ltd, New Star Asset Management Limited and INVESCO Asset Management Limited.

*(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied Graphics
                  Technologies (UK) Limited.

*(d)(6)           Confidentiality Agreement dated March 20, 2003 between the
                  Company and Kohlberg Management IV, L.L.C.

*(d)(7)           Tender Agreement dated June 12, 2003 among Parent, the
                  Purchaser and Applied Printing Technologies, L.P.

*(d)(8)           Form of Tender Agreement dated June 12, 2003 among Parent, the
                  Purchaser and each of the Lenders.

*(d)(9)           Form of Tender Agreement dated June 12, 2003 among Parent, the
                  Purchaser and each of Fred Drasner, Martin Krall, Joseph
                  Vecchiolla, David Parker and Marne Obernauer, Jr.

(g)               None.

(h)               None.

*Previously Filed